Exhibit 99.1

NQ Mobile Inc. enters into a binding agreement to sell FL Mobile Inc.

BEIJING and DALLAS, Aug. 26, 2015 /PRNewswire/ — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced it has entered into a legally binding framework agreement (the “FL Framework Agreement”) with Beijing Jinxing Rongda Investment Management Co. Ltd., a subsidiary of Tsinghua Holdings Co., Ltd and an independent third party, to sell the Company’s entire stake in FL Mobile Inc., NQ Mobile’s majority owned Cayman Islands subsidiary (the “FL Divestment”).

Pursuant to the FL Framework Agreement, the Company, along with the other existing shareholders of FL Mobile Inc. (the “Existing FL Shareholders”), have agreed to sell to Beijing Jinxing the entire stake in FL Mobile Inc. that they currently hold for no less than RMB 4 billion (or approximately no less than US $626 million)[1], with the final price being subject to the valuation of an independent third party valuer.

After evaluating the benefits of this transaction to the Company and its shareholders, NQ’s board of directors approved the FL Framework Agreement and the FL Divestment. The Existing FL Shareholders and Beijing Jinxing agreed to an exclusivity period of 180 days and the Existing FL Shareholders agreed to terminate any ongoing discussions regarding any other contemplated transactions involving FL Mobile Inc., including those between NQ Mobile and Tack Fiori International Group Limited (“Tack Fiori”), within 10 days of entering the FL Framework Agreement. However, the Company and Tack Fiori continue to explore other strategic opportunities and alternatives to cooperate. The completion of the contemplated FL Divestment is subject to negotiations among the parties regarding the detailed deal structure, the signing of a definitive purchase agreement and the fulfilling of certain customary closing conditions contained therein.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86-10-64522017

+1-469-310-5281

Twitter: @NQMobileIR

[1]	The conversion of RMB into US$ is based on the exchange rate of US$1.00 = RMB 6.3887 on August 21, 2015 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

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